

July 11, 2018

Thomas K. Equels
Chief Executive Officer
Hemispherx Biopharma, Inc.
860 N. Orange Avenue, Suite B,
Orlando, Florida 92130

      Re: Hemispherx Biopharma, Inc.
           Registration Statement on Form S-1
           Filed July 2, 2018
           File No. 333-226057

Dear Mr. Equels:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed July 2, 2018

General

1.   We note that you entered into an amended and restated Rights Agreement on November 14, 2017. Please revise your fee table to register the Rights to Purchase Series A Junior Participating Preferred Stock as separate securities. In addition, please include a description of the Rights to Purchase Series A Junior Participating Preferred Stock in the prospectus or incorporate by reference the description of the Rights to Purchase Series A Junior Participating Preferred Stock contained in the Form 8-A filed November 14, 2017, pursuant to Item 9 of Form S-1.

Thomas K. Equels
Hemispherx Biopharma, Inc.
July 11, 2018
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Richard Feiner, Esq.